UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 10, 2020

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-794-116-6696

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 10, 2020, VivoPower International PLC (the “Company”) published its June 2020 Annual Report for the year ended June 30, 2020, and distributed a notice of its annual general meeting to be held on October 6, 2020 (the “AGM”), a form of proxy and its June 2020 Annual Report to its ordinary shareholders. The notice of the AGM is attached as Exhibit 99.1 hereto. The June 2020 Annual Report and the full year results presentation for the year ended June 30, 2020 (published on August 24, 2020) are posted on the investor relations section of the Company’s website at www.vivopower.com/investors/.

The information in this Report on Form 6-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit 99.1 — Notice of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 10, 2020	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin Executive Chairman